

August 31, 2011

<u>Via E-Mail</u>
Ralph Lauren, Chief Executive Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

> **Re: Polo Ralph Lauren Corporation**
> **Form 10-K for the Fiscal Year Ended April 2, 2011**
> **Filed May 26, 2011**
> **File No. 001-13057**

Dear Mr. Lauren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended April 2, 2011 Filed May 26, 2011</u>

<u>Exhibits</u>

1.   We note your response to comment one of our letter issued on August 15, 2011, that you "will file unredacted versions of the above-referenced schedules, exhibits, and/or attachments in their entirety with its next periodic report, or request confidential treatment with respect to the redacted portions." Please confirm that you will file Exhibits 10.27, 10.28, 10.29, and 10.30 in their entirety, including all schedules, exhibits, and/or attachments with your next periodic report, or request confidential treatment for any redacted portions. It is unclear whether you only intend to file the omitted attachments.

You may contact Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director